Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Announces Proposed Unification of Dual Listed Company Structure
Shareholders to benefit from single consolidated pool of liquidity

NEW YORK, NY, June 22, 2009 – Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today announced a plan to unify its dual listed company (DLC) structure. The Thomson Reuters Board of Directors has unanimously determined that unifying the company’s capital structure is in the best interests of all shareholders, as it will consolidate and improve the trading of the company’s shares and simplify its capital structure.  The Board recommends that all shareholders vote in favor of unification at shareholder meetings scheduled for August 7, 2009.

If unification is approved, Thomson Reuters will remain listed on the Toronto Stock Exchange and New York Stock Exchange and will no longer be listed on the London Stock Exchange and Nasdaq.

Following the proposed unification, Thomson Reuters PLC shareholders will have the same economic interest in Thomson Reuters as they do under the current DLC structure. Thomson Reuters PLC shareholders will receive one share in Thomson Reuters Corporation for every PLC share held. Holders of Thomson Reuters PLC American Depositary Shares (ADSs) will receive six Thomson Reuters Corporation common shares for each ADS held. Holders of Thomson Reuters Corporation common shares will continue to hold their existing shares. The proposed unification should not be a taxable transaction for shareholders based in Canada, the United Kingdom or the United States.

Thomson Reuters chief executive officer Thomas H. Glocer said, “The equity markets are increasingly global and electronic, and our investors deserve the very best capital structure we can provide. Our Board has determined that consolidating the trading of our shares into a single, global and deep pool of liquidity, listed on the Toronto and New York Stock Exchanges, is in the best interests of all shareholders.”

“When we formed Thomson Reuters, we believed a DLC structure was the best way for Reuters shareholders to stay invested in our shares and participate in our growth,” said Mr. Glocer.  “However, the shareholders of Thomson Reuters have changed considerably, and U.K. shareholders now only constitute 5% of the combined shareholder base.  Following the proposed unification, we hope that wherever possible shareholders currently holding London-traded PLC shares will stay invested in our company through our TSX and NYSE listed shares.”

● thomsonreuters.com

Thomson Reuters Proposes Unification

 “Our commitment to customers, employees and other stakeholders in London, the United Kingdom and Europe is unchanged by where we list our shares.  London is a vital global capital for the markets that we serve, and home to more than 5,000 of our employees,” said Mr. Glocer.

The proposed unification will have no impact on Thomson Reuters global businesses, operations, strategy, financial position or employees.  Further, it will have no impact on dividend policy, credit ratings, the composition of the Board or the senior management team. The Reuters Trust Principles will continue to apply to all of Thomson Reuters. The company also reconfirmed its full-year guidance including revenue growth.

In connection with unification, Thomson Reuters may repurchase the equivalent of up to US$500 million of shares in one or more of its markets.

The proposed unification requires the approval of shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC, voting separately, as well as U.K. court approval. Shareholder meetings will be held on August 7, 2009 in Toronto and London. The Woodbridge Company Limited, the controlling shareholder of Thomson Reuters, has committed to vote in favor of the proposed unification. If shareholders approve the proposed unification and the requisite court approval is obtained, it is expected that unification will occur by the end of the third quarter of 2009.  The City Code on Takeovers and Mergers (the “Takeover Code”) will not apply to the proposed unification and, following closing,  Thomson Reuters will no longer be subject to the Takeover Code.

Holders of Thomson Reuters Corporation common shares as of 5:00 p.m. (Eastern Daylight Time) on July 2, 2009 and holders of Thomson Reuters PLC ordinary shares as of 6:00 p.m. (British Summer Time) on August 5, 2009 will be entitled to vote at the meetings.

Additional information will be provided in the Thomson Reuters management information circular and notice of meeting, which will be available in the next few weeks.

● thomsonreuters.com

Thomson Reuters Proposes Unification

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

CONTACTS
Fred Hawrysh Senior Vice President, Corporate Affairs +1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations +1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters will webcast a discussion of this announcement on Tuesday June 23rd 2009 beginning at 8:30 a.m. U.S. Eastern Daylight Time (EDT) / 1:30 p.m. British Summer Time (BST). To participate in the webcast, please visit www.thomsonreuters.com and click the “Investor Relations” link located at the top of the page and then “June 23, 2009 Webcast” on the right side of the “Investor Relations” home page. A copy of this news release along with slides and other materials for the webcast are available at www.thomsonreuters.com.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and also include Thomson Reuters expectations about its future prospects. There can be no assurance that the proposed unification will be approved by shareholders and the UK court, or that unification will provide the expected benefits discussed in this news release. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters Corporation and Thomson Reuters PLC from time to time file with, or furnish to, securities regulatory authorities. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

● thomsonreuters.com

Thomson Reuters Proposes Unification

ADDITIONAL NOTICES

The release, publication or distribution of this news release in or into jurisdictions other than Canada, the United Kingdom or the United States may be restricted by law and therefore any persons who are subject to the laws of any such jurisdiction should inform themselves about, and observe, any applicable restrictions. This news release does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

Citigroup Global Markets, Inc., Goldman Sachs & Co., J.P. Morgan Cazenove and TD Securities Inc. are acting as financial advisors and/or corporate brokers to Thomson Reuters, and for no one else, in connection with the proposed unification. They will not be responsible to anyone other than Thomson Reuters for providing the protections afforded to customers of these advisors or for providing advice in relation to the proposed unification or on any other matter referred to in this news release.

● thomsonreuters.com